

July 28, 2021

Brian Mitts
Chief Financial Officer
NexPoint Real Estate Finance, Inc.
2515 McKinney Avenue, Suite 1100
Dallas, TX 75201

> **Re: NexPoint Real Estate Finance, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2020**
> **Filed February 25, 2021**
> **Form 10-Q for the quarterly period ended March 31, 2021**
> **Filed April 30, 2021**
> **File No. 001-39210**

Dear Mr. Mitts :

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 10-Q for the quarterly period ended March 31, 2021

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations
Core Earnings , page 28

1. We note your disclosure of Core Earnings and Core Earnings per Diluted Weighted-Average Share. These non-GAAP measures include adjustments for various unrealized gains (losses) and loan loss provision. In light of these adjustments, please tell us how you determined it was appropriate to title these measures as Core Earnings and Core Earnings per Diluted Weighted-Average Share. Further, our understanding is that these measures are commonly used by mortgage REITs as an indicator of dividend paying ability. Please tell us if these measures are used by the registrant's management as an indicator of the registrant's dividend paying ability. If so, please revise your filing to disclose that purpose.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Jeffrey Lewis, Staff Accountant, at (202) 551-6216 or Shannon Menjivar, Accounting Branch Chief, at (202) 551-3856 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction